Filed pursuant to Rule 424(b)(3)

Registration No. 333-267838

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated April 28, 2023)

GORILLA TECHNOLOGY GROUP INC.

PRIMARY OFFERING OF

1,273,125 ORDINARY SHARES UNDERLYING WARRANTS

14,000,000 ORDINARY SHARES UNDERLYING THE CONTINGENT VALUE RIGHTS

SECONDARY OFFERING OF

64,403,803 ORDINARY SHARES,
1,273,125 WARRANTS TO PURCHASE ORDINARY SHARES
3,000,000 CLASS A CONTINGENT VALUE RIGHTS
OF
GORILLA TECHNOLOGY GROUP INC.

This prospectus supplement updates and supplements the prospectus dated April 28, 2023 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-267838) filed with the Securities and Exchange Commission on April 28, 2023. This prospectus supplement is being filed to update and supplement the information in the Prospectus with information pertaining to the 2023 earnings of Gorilla Technology Group Inc., a Cayman Islands exempted company (“Gorilla” or the “Company”).

The Prospectus and this prospectus supplement relate relates to (A) issuance from time to time by Gorilla, of up to (i) 1,273,125 ordinary shares, par value $0.0001 per share (the “ordinary shares”), issuable upon exercise of warrants (the “warrants”) to purchase our ordinary shares at an exercise price of $11.50 per share and (ii) 14,000,000 ordinary shares underlying the CVRs (as defined in the Prospectus) and (B) the resale, from time to time, by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their pledgees, donees, transferees, or other successors in interest of up to an aggregate of (i) 64,403,803 ordinary shares, (ii) 1,273,125 warrants to purchase ordinary shares at an exercise price of $11.50 per share and (iii) 3,000,000 Class A CVRs (as defined in the Prospectus). Our registration of the ordinary shares covered by this prospectus does not mean that either we or the Selling Securityholders will offer or sell, as applicable, any of the ordinary shares. The Selling Securityholders may offer and sell the ordinary shares covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the ordinary shares in the section entitled “Plan of Distribution” in the Prospectus.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Our ordinary shares and warrants are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “GRRR” and “GRRRW,” respectively. On August 8, 2023, the last reported sale price of our ordinary shares on Nasdaq was $1.90 per share and the last reported sale price of our warrants on Nasdaq was $0.14.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus. Any information in the Prospectus that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement or the Prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus is correct as of any time after the date of that information.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 9, 2023.

First Half 2023 Results

Unless noted otherwise, all figures are for the six months ended June 30, 2023, and all comparisons are with the corresponding period of 2022.

The following table summarizes financial results:

	Six months ended
	June 30
Items	2023	2022
	(Unaudited)
Revenue	$6,429,335	$13,800,930
Cost of revenue	(3,250,584)	(9,226,561)
Gross Profit	3,178,751	4,574,369
Gross Margin	49.4%	33.1%
Operating expense	(10,470,307)	(12,402,188)
Operating loss	(7,291,556)	(7,827,819)
Net loss	$(7,269,758)	$(8,636,040)

The following table shows our EBIT, EBITDA, and adjusted EBITDA, together reconciled to the loss for the six months period ended June 30, 2023, and 2022.

(Unaudited)	Six months ended June 30, 2023	Six months ended June 30, 2022
Loss for the period	$(7,269,758)	$(8,636,040)
Income tax expense	2,172	356,130
Interest and Finance costs	(23,970)	452,091
EBIT	$(7,291,556)	(7,827,819)
Depreciation expense	321,902	3,420,393
Amortization expense	406,573	1,030,193
EBITDA	$(6,563,081)	$(3,377,233)
Transaction costs (one time)(1)	3,097,764	2,151,856
Adjusted EBITDA	(3,465,317)	(1,225,377)

(1)	Transaction costs are one-off expenses for one-time employee expenses and professional services related to asset acquisition, professional services for one-time project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA.

Despite the lower revenue base, gross margin increased from 33.1% to 49.4%. Operating expense decreased by $1.9 million compared to the same period in 2022. Adjusted EBITDA was negative $3.5 million compared to negative $1.2 million a year ago.

About Gorilla Technology Group Inc.

"Empowering Your Tomorrow"

Gorilla, headquartered in London U.K., is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. Gorilla provides a wide range of solutions, including, Smart City, Network, Video, Cybersecurity and IoT across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education.

The Company’s vision is to empower a connected tomorrow through innovative and transformative technologies. Gorilla envisions a world where seamless connectivity transcends boundaries, enriching lives, industries, and societies.

Gorilla’s commitment is to lead the way in pioneering cutting-edge solutions that bridge gaps, foster collaboration and inspire progress. By relentlessly pushing the boundaries of technology, the Company aims to create an ecosystem where individuals, businesses and communities thrive in an era of digital empowerment.

Through continuous innovation, ethical practices and a steadfast dedication to quality, Gorilla strives to shape a future where every interaction, transaction, and experience is enhanced by the power of technology.

For more information go to Gorilla-Technology.com.

Forward-Looking Statements

This prospectus supplement contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to attract the attention of customers and investors alike, our ability to fund operations as we execute a strategic shift to pursue the larger and higher margin opportunities in Security Convergence, our expectations to swing to profit in the quarters ahead, our immediate priorities, Gorilla’s strategic shift to enable it to pursue larger projects with better revenue visibility, Gorilla’s contract with the Government of Egypt, Gorilla’s ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Prospectus and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Non-IFRS Measures

Certain of the measures included in this prospectus supplement are non-IFRS financial measures, including adjusted EBITDA. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Gorilla are not reported by all their competitors and may not be comparable to similarly titled amounts used by other companies.

We believe that the non-IFRS measures such as adjusted EBITDA provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present adjusted EBITDA to provide more information and greater transparency to investors about our operating results.

Adjusted EBITDA represents EBITDA excluding transaction costs and share listing expenses which are one-off expenses for professional services related to our Business Combination, asset acquisition and SOX 404 implementation project, which are considered as non-recurring corporate development events and added back for calculation of adjusted EBITDA.

The final table which shows our EBIT, EBITDA, and adjusted EBITDA, together reconciled to the loss for the period ended June 30, 2023, and 2022 in this results announcement has more details on the non-IFRS financial measures and the related reconciliations between these financial measures.

Gorilla Technology Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Unaudited)

(Expressed in United States dollars)

	Six months ended June 30
Items	2023	2022
Revenue	$6,429,335	$13,800,930
Cost of revenue	(3,250,584)	(9,226,561)
Gross profit	3,178,751	4,574,369
Operating expenses
Selling and marketing expenses	(901,355)	(1,980,709)
General and administrative expenses	(7,641,876)	(3,295,612)
Research and development expenses	(2,772,621)	(7,766,833)
Other income	79,089	11,037
Other gains – net	766,456	629,929
Total operating expenses	(10,470,307)	(12,402,188)
Operating loss	(7,291,556)	(7,827,819)
Non-operating income and expenses
Interest income	400,516	11,957
Finance costs	(376,546)	(464,048)
Total non-operating income and expenses	23,970	(452,091)
Loss before income tax	(7,267,586)	(8,279,910)
Income tax expense	(2,172)	(356,130)
Loss for the period	$(7,269,758)	$(8,636,040)
Other comprehensive loss
Components of other comprehensive loss that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	$(185,082)	$(874,697)
Other comprehensive loss for the period, net of tax	$(185,082)	$(874,697)
Total comprehensive loss for the period	$(7,454,840)	$(9,510,737)

Loss per share
Basic loss per share	$(0.11)	$(0.29)

Diluted loss per share	$(0.11)	$(0.29)

Gorilla Technology Group Inc. and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

Items	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$10,268,581	$22,996,377
Financial assets at fair value through profit or loss - current	1,053,621	1,073,229
Financial assets at amortized cost	8,859,457	6,871,187
Contract assets	4,551,822	725,441
Accounts receivable	12,507,386	14,041,611
Inventories	56,544	68,629
Prepayments - current	244,039	1,266,442
Other receivables	732,054	648,617
Other current assets	38,421	61,803
Total current assets	38,311,925	47,753,336
Non-current assets
Property, plant and equipment	15,731,102	16,132,567
Right-of-use assets	8,269	16,675
Intangible assets	9,060,563	56,342
Deferred income tax assets	29,464	29,905
Prepayments - non-current	482,230	612,982
Other non-current assets	939,513	659,071
Total non-current assets	26,251,141	17,507,542
Total assets	$64,563,066	$65,260,878

Items	June 30, 2023	December 31, 2022
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$15,189,220	$13,492,935
Contract liabilities	113,221	58,475
Notes payable	593	602
Accounts payable	3,765,166	6,674,528
Other payables	5,400,184	3,620,998
Provisions - current	70,758	88,469
Lease liabilities	8,387	16,981
Warrant liabilities	1,328,165	2,042,410
Long-term borrowings, current portion	2,781,744	2,108,896
Other current liabilities, others	143,909	152,373
Total current liabilities	28,801,347	28,256,667
Non-current liabilities
Long-term borrowings	6,491,613	8,251,788
Provisions - non-current	46,887	61,057
Deferred income tax liabilities	145,997	148,183
Total non-current liabilities	6,684,497	8,461,028
Total liabilities	35,485,844	36,717,695
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	7,174	7,136
Capital surplus
Capital surplus	162,719,230	154,730,389
Retained earnings
Accumulated deficit	(104,254,138)	(96,984,380)
Other equity interest
Financial statements translation differences of foreign operations	185,096	370,178
Treasury shares	(29,580,140)	(29,580,140)
Equity attributable to owners of the parent	29,077,222	28,543,183
Total equity	29,077,222	28,543,183
Significant contingent liabilities and unrecognized contract commitments
Total liabilities and equity	$64,563,066	$65,260,878

Gorilla Technology Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

	Six months ended June 30
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	$(7,267,586)	$(8,279,910)
Adjustments
Adjustments to reconcile profit (loss)
Depreciation expenses	321,902	3,420,393
Amortization expenses	406,573	1,030,193
Share-based payment expenses	500,000	0
Share option expenses	38,053	184,943
Loss on disposal of property, plant and equipment	257	0
Gains on reversal of accounts and other payables	(68,165)	0
Gains on financial assets and liabilities at fair value through profit or loss	(616,686)	0
Interest expense	376,546	464,048
Interest income	(400,516)	(11,957)
Changes in operating assets and liabilities
Changes in operating assets
Contract assets	(3,826,381)	402,155
Accounts receivable	1,534,225	(1,175,393)
Inventories	12,085	77,038
Prepayments	1,163,915	(939,900)
Other receivables	(15,757)	(4,010)
Other current assets	(30,319)	2,626
Other non-current assets	(15,315)	33,359
Changes in operating liabilities
Contract liabilities	54,746	(1,386)
Notes payable	(9)	(45)
Accounts payable	(2,846,303)	927,603
Other payables	(1,288,629)	542,481
Provisions	(30,203)	(59,016)
Other current liabilities	(8,464)	(34,871)
Cash outflow generated from operations	(12,006,031)	(3,421,649)
Interest received	386,537	11,957
Interest paid	(388,045)	(313,902)
Tax paid	(12,491)	(360)
Net cash flows used in operating activities	(12,020,030)	(3,723,954)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(216,672)	(2,815,381)
Acquisition of intangible assets	(3,257,771)	(14,252)
Disposal in financial assets at amortized cost	0	2,225,422
Investment in financial assets at amortized cost	(1,988,270)	0
(Increase) decrease in guarantee deposits	(265,127)	34,033
Net cash flows used in investing activities	(5,727,840)	(570,178)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	11,037,443	867,694
Repayments of short-term borrowings	(9,238,450)	0
Proceeds from long-term borrowings	0	1,574,876
Repayments of long-term borrowings	(872,431)	(1,793,622)
Principal repayment of lease liabilities	(8,665)	(26,503)
Loan to Global SPAC Partner Co.	0	(1,165,339)
Payment of transaction cost	0	(87,419)
Exercise of warrants	4,372,875	0
Net cash flows generated from (used in) financing activities	5,290,772	(630,313)
Effect of foreign exchange rate changes	(270,698)	529,800
Net decrease in cash and cash equivalents	(12,727,796)	(4,394,645)
Cash and cash equivalents at beginning of period	22,996,377	9,944,748
Cash and cash equivalents at end of period	$10,268,581	$5,550,103

Gorilla Technology Group Inc. and Subsidiaries

Reconciliation of Non-IFRS Financial Measures – Adjusted EBITDA Calculation

(Unaudited)

(Expressed in United States dollars)

The following table shows our adjusted EBITDA, together reconciled to the loss for the period ended June 30, 2023, and 2022.

Items	Six months ended June 30, 2023	Six months ended June 30, 2022

Loss for the period	$(7,269,758)	$(8,636,040)
Depreciation Expense	321,902	3,420,393
Amortization Expense	406,573	1,030,193
Income Tax Expense	2,172	356,130
Interest and Finance Costs	(23,970)	452,091
Transaction Costs (one time)	3,097,764	2,151,856
Adjusted EBITDA	$(3,465,317)	$(1,225,377)